Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 7, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Liz Packebusch

Re:	Dynagas LNG Partners LP Registration Statement on Form F-3 Filed July 22, 2020 File No. 333-240014

Dear Ms. Packebusch:
This letter sets forth the response of Dynagas LNG Partners LP (the “Partnership”) to the comment letter dated August 4, 2020 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Partnership’s registration statement on Form F-3 (the “Registration Statement”), filed via EDGAR on July 22, 2020. The Partnership has today filed via EDGAR this letter together with its amended Registration Statement on Form F-3 (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter and provides certain updates for the passage of time.
The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
General
1.
We note that the forum selection provision in Section 18.8 of your Fourth Amended and Restated Agreement of Limited Partnership identifies, unless otherwise provided for in the Marshall Islands Act, the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims, suits, actions or proceedings "brought in a derivative manner on behalf of the Partnership." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add a risk factor and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We respectfully acknowledge the Staff's comment and state that Section 18.8(a) of the Fourth Amended and Restated Agreement of Limited Partnership provides that the agreement "shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law."  Section 66(5) of the Marshall Islands Limited Partnership Act (the "Act"), in turn, provides in relevant part that the Act "shall be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter hereof, uniform with the laws of the State of Delaware of the United States of America."  The Partnership's forum selection provision is thus to be given effect in line with applicable Delaware law.  See Salzberg v. Sciabacucchi, 227 A.3d 102, 132 (Del. 2020) (citing Ingres Corp. v. CA, Inc., 8 A.3d 1143, 1145-46 (Del. 2010)).  Applying these principles, the Partnership advises that, with respect to claims, suits, actions or proceedings "brought in a derivative manner on behalf of the Partnership," the Partnership advises that the forum selection provision could apply to Securities Act claims, but could not properly apply to claims over which exclusive federal jurisdiction obtains.  Cf. Boilermakers Local 154 Ret. Fund v. Chevron Corp., 73 A.3d 934, 961 (Del. Ch. 2013) ("it is common for derivative actions to be filed in state court on behalf of corporations coincident to the filing of federal securities claims exclusively within the jurisdiction of the federal courts.").  We do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act.
We have accordingly added two risk factors on page 10 of the Amended Registration Statement, describing this provision and the risks to and potential impact on unitholders and the Partnership, including with respect to enforceability.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274 or Daniel Lin at (212) 574-1620.
Very truly yours,

/s/ Keith J. Billotti, Esq.

cc:	Liz Packebusch, Staff Attorney U.S. Securities and Exchange Commission Division of Corporation Finance

Loan Lauren Nguyen, Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance

Tony Lauretzen
Chief Executive Officer
Dynagas LNG Partners LP
Poseidonos Avenue and Foivis 2 Street
166 74 Glyfada, Athens, Greece